SPORTBLX THOROUGHBREDS CORP

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2020

SportBLX Thoroughbreds Corp
Balance Sheet (unaudited)
As of December 31, 2020

ASSETS

Current Assets		
Cash	6,009	
Due From AffiliatesRacing	40,156	
Total Current Assets		46,164
Other Assets		
Investment in Thoroughbreds	226,074	
Organization Costs Net of Amortization	9,800	
Total Other Assets		235,874
Total Assets		**282,039**

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	16,809	
Due to Affiliate	78,299	
Total Current Liabilities		95,108
Total Liabilities		**95,108**
Capital		
Common Stock, Class A, $.0001 par value,		
99,999 shares authorized, 6,004 shares issued and 5,123 outstanding	0.60	
Common Stock, Class B, $.0001 par value,		
6 share authorized, 6 share issued and outstanding	0	
Additional Paid In Capital	298,058	
Treasury Stock	(78,670)	
Net Income	(32,457)	
Total Capital		**186,931**
Total Liabilities and Capital		**282,039**

SportBLX Thoroughbreds Corp
Statement of Income (Unaudited)
As of December 31, 2020

Income

Gross Earnings from Races	93,904	
Realized Gain on Sale of Horse	15,554	
Sales-Merchandise	2,493	**111,951**

Expenses

Training Fees & Expenses	22,488	
Race Fees & Expenses	31,919	
Equine Insurance	6,939	
Trainer Commissions	10,943	
Organization Costs Amortized	1,294	
Professional Fees	1,965	
Marketing Fees & Promotions	46,672	
Travel & Lodging	701	
Office Supplies & Expenses	541	
Boarding Fees	1,507	
Dues/Subscriptions	849	
Management Fee	17,247	
Miscellaneous	1,341	**144,408**

P&L		**(32,457)**

SportBLX Thoroughbreds Corp
Statement of Cash Flows (Unaudited)
As of December 31, 2020

Balance December 31, 2019	-
Cash Flow from Operating Activities:	
Net Income (Loss)	(32,457)
Adjustments to reconcile net income (loss) to net cash used in operating activities	
Amortization	
Changes in Operating Assets and Liabilities	
Due from Affiliate - Racing	(40,156)
Organization Costs	-
Accounts Payable	16,809
Due to Affiliate	78,299
Total Adjustments	54,952
Net Cash used in Operating Activities	**22,495**
Cash Flows from Investing Activities:	
Purchase of Thoroughbreds	(235,874)
Net Cash used in Investing Activities	**(235,874)**
Cash Flows from Financing Activities:	
Issuance of Common Stock	298,058
Purchase of Treasury Stock	(78,670)
Net Cash provided by Financing Activities	**219,388**
Net Change in Cash and cash equivalents	6,009
Cash and cash equivalents - beginning of year	-
Cash and cash equivalents - end of year	**6,009**
Net Increse (Decrease)	6,009

SportBLX Thoroughbreds Corp
Statement of Change in Stockholders Equity (Unaudited)
As of December 31, 2020

Equity at January 1, 2020	0
Additional Paid in Capital (net of commissions paid to broker)	298,058
Stock Repurchase	(78,670)
Retained Earnings	(32,457)
Total Capital	186,931
Earnings per share	(6.34)

SportBLX Thoroughbreds Corp
Notes to the Financials (Unaudited)
As of December 31, 2020

NOTE - 1 - Description of Business

The Company seeks to bring the thrill of thorougbred horse ownership to all of its investors. It has purchased and intends to purchase interests in several race horses for the primary purpose of racing . The Company will utilize Annestes Farms located in Versailles Kentucky for breeding and raising horses until they are ready to start formal training.

NOTE - 2 SUMMARY OF SIGNIFICANT ACCOUNTING PLOCIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reported periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the states of Kentucky and New York.
The Company does not expect to have any tax liability for 2020

Risk Factors

The Company is in its early stages and the business of owning, training and racing horses is a high risk venture. There is no assurance that any horse, therefore any interest in such horse acquired by the company will be successful. Additionally horses are subject to aging, illness and injury which may result in early retirement of the horse and in some cases euthanasia.

Concentration of Credit Risk

From time to time cash balances held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

Revenue is recognized as earned

NOTE - 3 - RELATED PARTY TRANSACTIONS

Interests in Max Player and Swingman were purchased by the Company from K&G Stables

which is owned by George Hall, a Director and shareholder of the Company.

Interests in Adara were purchased from SportBLX Inc. a company under common control.

The Company pays management fees and other expenses to SportBLX Inc as outlined in the Master Services Agreement

The Company bought back shares from SportBLX Securities, an affiliate of SportBLX Inc. on November 13, 2020

NOTE - 4 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation

against the Company

NOTE - 5 - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 30,2021,

the date that the financial statements were available to be issued.

Swingman - a three year old colt was injured in March and forced to retire.

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